

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Re: Alps Global Holding Pubco
Alps Life Sciences Inc
Registration Statement on Form F-4
Exhibit Nos. 10.15, 10.16, 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25, 10.26, 10.27, 10.28, 10.29, 10.30, 10.31, 10.32, 10.33, 10.35, 10.36, 10.37, 10.38 and 10.39
December 23, 2024
333-284035

Dear Say Leong Lim and Tham Seng Kong:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your related materials in accordance with your request.

Sincerely,

Division of Corporation Finance